Filed by TOYO Co., Ltd
Pursuant to Rule 425 under the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended

Subject Company: Blue World Acquisition Corporation
Commission File No.: 001-41256

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 26, 2024

BLUE WORLD ACQUISITION CORPORATION

(Exact name of registrant as specified in its charter)

Cayman Islands	001-41256	N/A
(State or other jurisdiction	(Commission File Number)	(IRS Employer
of incorporation)		Identification Number)

244 Fifth Avenue, Suite B-88
New York, NY 10001

(Address of principal executive offices)

(646) 998-9582

(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol	Name of each exchange on which registered
Units, consisting of one Class A Ordinary Share, $0.0001 par value, one-half of one redeemable Warrant, each whole warrant to acquire one Class A Ordinary Share, and one Right to acquire one-tenth of one Class A Ordinary Share	BWAQU	The Nasdaq Stock Market LLC
Class A Ordinary Shares, par value $0.0001 per share	BWAQ	The Nasdaq Stock Market LLC
Redeemable Warrants, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50 per share	BWAQW	The Nasdaq Stock Market LLC
Rights, each whole right to acquire one-tenth of one Class A Ordinary Share	BWAQR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

Amendment to PIPE Purchase Agreement

On June 26, 2024, Blue World Acquisition Corporation, a Cayman Islands exempted company (“BWAQ” or “Blue World”), TOYO Co., Ltd, a Cayman Islands exempted company (“PubCo”) and NOTAM Co., Ltd., a Japanese corporation (“NOTAM”) entered into an amendment (the “Amendment to BWAQ PIPE Purchase Agreement”) to amend a certain share purchase agreement dated March 6, 2024 (as the same may be amended, restated or supplemented, the “BWAQ PIPE Purchase Agreement”) to potentially issue additional ordinary shares of PubCo (the “PubCo Ordinary Shares”) after the Merger Closing (as defined below) to NOTAM subject to the conditions set forth therein.

Pursuant to the BWAQ PIPE Purchase Agreement, NOTAM agrees to purchase a total of 600,000 Class A ordinary shares, par value $0.0001 per share, of BWAQ (the “NOTAM PIPE Shares”), at a purchase price of $10.00 per share, for an aggregate purchase price of $6,000,000. The Amendment to BWAQ PIPE Purchase Agreement provides that PubCo agrees to, conditioned on the completion of the PIPE Closing (as defined in the BWAQ PIPE Purchase Agreement) and the closing of the Business Combination (the “Merger Closing”), issue additional ordinary shares of PubCo (the “PubCo Ordinary Shares”) to NOTAM, on the following terms and conditions:

(i)	In the event that, the average closing price of each PubCo Ordinary Share (the “Closing Price”) with respect to all trading days in July 2024 is below $10.00 per share (such average Closing Price, the “First Tranche Average Closing Price”), NOTAM may, following the last trading day in July 2024 (the “First Tranche Cut-off Date”), elect to purchase from PubCo at a total purchase price of $100 such number of PubCo Ordinary Shares (“First NOTAM Tranche Additional Shares”) calculated as below:

Number of First NOTAM Tranche Additional Shares = (6,000,000/First Tranche Average Closing Price - 600,000) x Share Held Ratio X.

Shares Held Ratio X = Number of Remaining Converted Shares held by NOTAM as of the First Tranche Cut-off Date /600,000.

Notwithstanding the foregoing, the maximum number of NOTAM First Tranche Additional Shares that NOTAM is entitled to subscribe for under the BWAQ PIPE Purchase Agreement shall not exceed 500,000.

“Remaining Converted Shares” means the remaining the PubCo Ordinary Share acquired by NOTAM upon the conversion of the NOTAM PIPE Shares upon the Merger Closing purchased pursuant to the BWAQ PIPE Purchase Agreement, excluding any other PubCo Ordinary Shares acquired by NOTAM upon and following the Merger Closing, in the open market, from any other parties, or the Additional Shares, if any.

(ii)	In the event that the average Closing Price with respect to all trading days in July 2024 and August 2024 is below $10.00 per share (the “Second Tranche Average Closing Price”), NOTAM may, following the last trading day in August 2024 (the “Second Tranche Cut-off Date”), purchase from PubCo at a total purchase price of $100 such number of PubCo Ordinary Shares (“Second NOTAM Tranche Additional Shares”) calculated as below:

Number of Second NOTAM Tranche Additional Shares = (6,000,000/Second NOTAM Tranche Average Closing Price - 600,000 - First NOTAM Tranche Additional Shares) x Share Held Ratio Y.

Shares Held Ratio Y = Number of Remaining Converted Shares held by NOTAM as of the Second Tranche Cut-off Date/600,000.

Notwithstanding the foregoing, the maximum number of Second NOTAM Tranche Additional Shares that NOTAM is entitled to subscribe for under the BWAQ PIPE Purchase Agreement shall equal to 500,000 minus the number of the First NOTAM Tranche Additional Shares.

(iii)	In the event that the average Closing Price with respect to all trading days in July 2024 through September 2024 is below $10.00 per share (the “Third Tranche Average Closing Price”), NOTAM may, following the last trading day in September 2024 (the “Third Tranche Cut-off Date” and together with the Frist Tranche Cut-off Date and the Second Tranche Cut-off Date, each a “Cut-off Date”), purchase from PubCo at a total purchase price of $100 such number of PubCo Ordinary Shares (“Third NOTAM Tranche Additional Shares” and together with the First NOTAM Tranche Additional Shares and the Second Tranche Additional Shares, collectively, the “Additional NOTAM Shares”) calculated as below

Number of Third NOTAM Tranche Additional Shares = (6,000,000/ Third Tranche Average Closing Price - 600,000 - First NOTAM Tranche Additional Shares – Second NOTAM Tranche Additional Shares) x Share Held Ratio Z

Shares Held Ratio Z = Number of Remaining Converted Shares held by NOTAM as of the Third Tranche Cut-off Date/600,000

Notwithstanding the foregoing, the maximum number of Third NOTAM Tranche Additional Shares that NOTAM is entitled to subscribe for under the BWAQ PIPE Purchase Agreement shall equal to 500,000 minus the sum of number of the First NOTAM Tranche Additional Shares and the Second NOTAM Tranche Additional Shares.

A copy of the Amendment to BWAQ PIPE Purchase Agreement is filed with this Current Report on Form 8-K (this “Report”) as Exhibit 10.1 and is incorporated herein by reference. The foregoing description of the Amendment to BWAQ PIPE Purchase Agreement does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the Amendment to BWAQ PIPE Purchase Agreement.

Earnout Equities Vesting Agreement

On June 29, 2024, in consideration of the development and efforts by the relevant parties in completing the Business Combination, BWAQ, PubCo, the Sellers (as defined below), Blue World Holdings Limited, a Hong Kong private company limited by shares and the sponsor of BWAQ (the “Sponsor”), Vietnam Sunergy Cell Company Limited, a Vietnamese company (“TOYO Solar”), and other relevant parties entered into a certain Earnout Equities Vesting Agreement (the “Earnout Equities Vesting Agreement”) to, among the others, release all the founder shares of BWAQ (“BWAQ Founder Shares”) held by the Sponsor from being subject to potential surrender or cancellation as provided under the Sponsor Support Agreement (as defined below).

On August 10, 2023, the Sponsor entered into a Sponsor Support Agreement (the “Sponsor Support Agreement”) with BWAQ and PubCo, to agree to, among the others, provide certain support for the Business Combination. Pursuant to the Earnout Equities Vesting Agreement, the parties agree that 1,380,000 BWAQ Founder Shares are deemed vested and released from the Sponsor Earnout Equities (as defined in the Sponsor Support Agreement) and the Sponsor will have the right to covert such 1,380,000 BWAQ Founder Shares into the right to receive PubCo Ordinary Shares at the Merger Closing. Sponsor is also relieved of any of its obligations with respect to either the subscription of additional Class A Ordinary Shares of BWAQ or the surrender of additional Sponsor Earnout Equities under the Sponsor Support Agreement.

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A copy of the Earnout Equities Vesting Agreement is filed with this Report as Exhibit 10.2 and is incorporated herein by reference. The foregoing description of the Earnout Equities Vesting Agreement does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the Earnout Equities Vesting Agreement.

Forward-Looking Statements

This Current Report on Form 8-K includes forward looking statements that involve risks and uncertainties. Forward-looking statements are statements that are not historical facts and may be accompanied by words that convey projected future events or outcomes, such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “design,” “intend,” “expect,” “could,” “plan,” “potential,” “predict,” “seek,” “target,” “aim,” “plan,” “project,” “forecast,” “should,” “would,” or variations of such words or by expressions of similar meaning. Such forward-looking statements, including statements regarding the advantages and expected growth of PubCo, the cash position of PubCo following the closing, the ability of TOYO Solar, PubCo, and Blue World to consummate the proposed Business Combination and the timing of such consummation, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described in the section entitled “Risk Factors” in Blue World’s Annual Report on Form 10-K filed with the Securities and Exchange Commission (the “SEC”) on September 28, 2023 (the “Form 10-K”), Blue World’s final prospectus dated January 31, 2023 filed with the SEC (the “Final Prospectus”) related to IPO, Blue World’s Proxy Statement dated May 10, 2024 filed with the SEC and the amendments thereto in connection with the Business Combination, and in other documents filed by Blue World with the SEC from time to time. Important factors that could cause PubCo’s actual results or outcomes to differ materially from those discussed in the forward-looking statements include: TOYO Solar’s or PubCo’s limited operating history; the ability of TOYO Solar or PubCo to identify and integrate acquisitions; general economic and market conditions impacting demand for the products of TOYO Solar or PubCo; the inability to complete the proposed Business Combination; the inability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, the amount of cash available following any redemptions by Blue World shareholders; the ability to meet Nasdaq’s listing standards following the consummation of the proposed Business Combination; costs related to the proposed Business Combination; and such other risks and uncertainties as are discussed in the Form 10-K, the Final Prospectus and Proxy Statement and the amendments thereto. Other factors include the possibility that the proposed Business Combination do not close, including due to the failure to receive required security holder approvals, or the failure of other closing conditions.

TOYO Solar, PubCo and Blue World each expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the expectations of TOYO Solar, PubCo or Blue World with respect thereto or any change in events, conditions or circumstances on which any statement is based, except as required by law.

Additional Information about the Transaction and Where to Find It

In connection with the proposed Business Combination, PubCo filed with the SEC the Post-Effective Amendment to Registration Statement on Form F-4, which includes the Proxy Statement containing information about the proposed Business Combination. The Post-Effective Amendment to Registration Statement was declared effective on May 6, 2024, and the Definitive Proxy Statement was first being mailed to BWAQ’s shareholders as of the record date established for voting on the proposed Business Combination on or about May 17, 2024.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTIONS AND THE PARTIES TO THE TRANSACTIONS. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC free of charge at www.sec.gov. Shareholders of Blue World will also be able to obtain copies of the Proxy Statement/prospectus without charge, once available, at the SEC’s website at www.sec.gov.

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Participants in the Solicitation

PubCo, TOYO Solar, Blue World and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies from Blue World’s shareholders with respect to the proposed Business Combination. Information regarding Blue World’s directors and executive officers is available in Blue World’s filings with the SEC. Additional information regarding the persons who may, under the rules of the SEC, be deemed to be participants in the proxy solicitation relating to the proposed Business Combination and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement/prospectus when it becomes available.

No Offer or Solicitation

This Current Report on Form 8-K does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Item 9.01 Financial Statements and Exhibits.

Exhibit No.	Description
10.1	Amendment to PIPE Purchase Agreement dated June 26, 2024, by and among Blue World Acquisition Corporation, TOYO Co., Ltd, and NOTAM Co., Ltd.
10.2	Earnout Equities Vesting Agreement dated June 29, 2024, by and among Blue World Acquisition Corporation, Blue World Holdings Limited and TOYO Co., Ltd.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Blue World Acquisition Corporation

	By:	/s/ Liang Shi
	Name:	Liang Shi
	Title:	Chief Executive Officer

Date: July 1, 2024

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Exhibit 10.1

AMENDMENT TO SHARE PURCHASE AGREEMENT

This AMENDMENT TO SHARE PURCHASE AGREEMENT (this “Amendment”), is made and entered into as of June 26, 2024, by and among, Blue World Acquisition Corporation, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), TOYO Co., Ltd, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“PubCo”) and NOTAM Co., Ltd., a Japanese corporation (the “Buyer”). Capitalized terms not otherwise defined in this Amendment shall have the meanings ascribed to them in the Share Purchase Agreement (as defined below).

W I T N E S S E T H:

WHEREAS, the Company, PubCo and the Buyer are parties to a certain Share Purchase Agreement as of March 6, 2024 (the “Share Purchase Agreement”);

WHEREAS, in connection with and in addition to the PIPE Closing, on the terms and subject to the conditions set forth in the Share Purchase Agreement, the Buyer desires to purchase from PubCo, and PubCo wishes to issue and sell to the Buyer, additional ordinary shares of PubCo, par value $0.0001 per share (the “PubCo Ordinary Shares”) in a private placement exempt from registration pursuant to Regulation S under the Securities Act after the Merger Closing.

WHEREAS, in accordance with the terms of Section 7.08 of the Share Purchase Agreement, the Company, PubCo and the Buyer desire to amend the Share Purchase Agreement as set forth herein.

NOW, THEREFORE, in consideration of the foregoing and the respective covenants and agreements set forth below, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company, PubCo and the Buyer agree as follows:

1. Amendment to the Share Purchase Agreement

(a) The following section shall hereby be inserted following Section 1.06 of the Share Purchase Agreement as Section 1.07 of the Share Purchase Agreement:

“Section 1.07 Potential Issuance of PubCo Ordinary Shares.

(a)	PubCo agrees to grant the Buyer certain rights to subscribe for additional PubCo Ordinary Shares after the Merger Closing, conditioned on the completion of the PIPE Closing and the Merger Closing, on the following terms and conditions:

(i)	In the event that, the average closing price of each PubCo Ordinary Share with respect to all trading days in July 2024, as determined by the closing price of each PubCo Ordinary Share reported by Bloomberg or, if not available on Bloomberg, the closing price reported by Morningstar (the “Closing Price”), is below $10.00 per share (such average Closing Price, the “First Tranche Average Closing Price”), the Buyer may, by delivering a written notice to PubCo pursuant to Section 1.07(b) hereof following the last trading day in July 2024 (the “First Tranche Cut-off Date”), elect to purchase from PubCo at a total purchase price of $100 such number of PubCo Ordinary Shares (“First Tranche Additional Shares”) calculated as below:

Number of First Tranche Additional Shares = (6,000,000/First Tranche Average Closing Price - 600,000) x Share Held Ratio X.

Shares Held Ratio X = Number of Remaining Converted Shares held by Buyer as of the First Tranche Cut-off Date /600,000.

Notwithstanding the foregoing, the maximum number of First Tranche Additional Shares that the Buyer is entitled to subscribe for under this Agreement shall not exceed 500,000. “Remaining Converted Shares” means the remaining Converted Shares (determined on a first-in-first-out basis) that were acquired by the Buyer pursuant to Section 1.01 of this Agreement, excluding any other PubCo Ordinary Shares acquired by the Buyer upon and following the Merger Closing, in the open market, from any other parties, or pursuant to this Section 1.07.

(ii)	In the event that the average Closing Price with respect to all trading days in July 2024 and August 2024 is below $10.00 per share (the “Second Tranche Average Closing Price”), the Buyer may, by delivering a written notice to PubCo pursuant to Section 1.07(b) hereof following the last trading day in August 2024 (the “Second Tranche Cut-off Date”), purchase from PubCo at a total purchase price of $100 such number of PubCo Ordinary Shares (“Second Tranche Additional Shares”) calculated as below:

Number of Second Tranche Additional Shares = (6,000,000/Second Tranche Average Closing Price - 600,000 - First Tranche Additional Shares) x Share Held Ratio Y.

Shares Held Ratio Y = Number of Remaining Converted Shares held by the Buyer as of the Second Tranche Cut-off Date/600,000.

Notwithstanding the foregoing, the maximum number of Second Tranche Additional Shares that the Buyer is entitled to subscribe for under the Share Purchase Agreement shall equal to 500,000 minus the number of the First Tranche Additional Shares.

(iii)	In the event that the average Closing Price with respect to all trading days in July 2024 through September 2024 is below $10.00 per share (the “Third Tranche Average Closing Price”), the Buyer may, by delivering a written notice to PubCo pursuant to Section 1.07(b) hereof following the last trading day in September 2024 (the “Third Tranche Cut-off Date” and together with the Frist Tranche Cut-off Date and the Second Tranche Cut-off Date, each a “Cut-off Date”), purchase from PubCo at a total purchase price of $100 such number of PubCo Ordinary Shares (“Third Tranche Additional Shares” and together with the First Tranche Additional Shares and the Second Tranche Additional Shares, collectively, the “Additional Shares”) calculated as below:

Number of Third Tranche Additional Shares = (6,000,000/ Third Tranche Average Closing Price - 600,000 - First Tranche Additional Shares – Second Tranche Additional Shares) x Share Held Ratio Z

Shares Held Ratio Z = Number of Remaining Converted Shares held by the Buyer as of the Third Tranche Cut-off Date/600,000

Notwithstanding the foregoing, the maximum number of Third Tranche Additional Shares that the Buyer is entitled to subscribe for under the Share Purchase Agreement shall equal to 500,000 minus the sum of number of the First Tranche Additional Shares and the Second Tranche Additional Shares. For the avoidance of doubt, the aggregated number of the Additional Shares that the Buyer is entitled to subscribe pursuant to Section 1.07 shall not exceed 500,000.

All prices and numbers referenced in this Section 1.07 shall be subject to appropriate adjustments for share splits, share dividends, reorganizations, recapitalizations and the like.

(b)	Election and Records.

(i)	To the extent the Buyer intends to exercise its rights under this Section 1.07, Buyer shall provide written notice to PubCo (the “Election Notice”) stating the number of Additional Shares it intends to purchase within five (5) trading days following each applicable Cut-off Date, together with a certificate signed by the Chief Executive Officer or other authorized officers or directors of the Buyer which certifies the number of Remaining Converted Shares held by the Buyer as of the applicable Cut-off Date. In the event that the Buyer fails to deliver the Election Notice within five (5) trading days following the applicable Cut-off Date, the Buyer’s right to purchase the First Tranche Additional Shares, the Second Tranche Additional Shares or the Third Tranche Additional Shares, as applicable, shall automatically terminate and be null and void, without further action on the part of any party hereto.

(ii)	The Buyer shall maintain records in all material aspects on the trading activities (including any purchase, sale or other transaction to acquire, transfer or dispose of securities, as well as market option exercises, gifts or other contributions) conducted in the Buyer’s name or on behalf of the Buyer with respect to PubCo Ordinary Shares (the “TOYO Share Trading Records”).

(iii)	In the event that PubCo has any doubt as to the number of Remaining Converted Shares held by the Buyer provided in the Election Notice, PubCo has the rights to request the Buyer make available the TOYO Share Trading Records for the period commencing from the Merger Closing till such Cut-off Date, as applicable, for inspection by PubCo.

(c)	Share Delivery. PubCo shall, no later than five (5) trading days from the receipt of the Qualification Notice, subject to Section 1.07(b), issue and deliver to the Buyer the Additional Shares, free and clear of any liens or other restrictions whatsoever (other than those arising under state or federal securities laws), in book-entry form, against the receipt of the purchase price for such Additional Shares from the Buyer.

(d)	Restrictive Legend. The share certificate representing the Additional Shares shall be endorsed with the following legend:

‘THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”) OR UNDER THE SECURITIES LAWS OF ANY STATE. THIS SECURITY MAY NOT BE TRANSFERRED, SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT OR (B) AN EXEMPTION OR QUALIFICATION UNDER APPLICABLE SECURITIES LAWS. ANY ATTEMPT TO TRANSFER, SELL, PLEDGE OR HYPOTHECATE THIS SECURITY IN VIOLATION OF THESE RESTRICTIONS SHALL BE VOID.’

(e)	Assignment of Rights. Notwithstanding anything to the contrary herein, Buyer’s rights under this Section 1.07 may not be assigned without the prior written consent of PubCo.”

(b) Section 3.03 of the Share Purchase Agreement shall hereby be amended and restated in its entirety as follows:

“Section 3.03 Authorization for the Subject Shares. The Additional Shares and the Converted Shares (collectively, “Subject Shares”) have been duly authorized and when issued and delivered to the Buyer against full payment therefor in accordance with the terms of this Agreement, will be validly issued, fully paid and non-assessable, free and clear of all liens or other restrictions (other than those arising under this Agreement or applicable securities laws or that incurred by the Buyer) and will not have been issued in violation of or subject to any preemptive or similar rights created under PubCo’s organizational documents”

(c) Section 4.04 of the Share Purchase Agreement shall hereby be amended and restated in its entirety as follows:

“Section 4.04 No U.S. Person. The Buyer is not a “U.S. person” as defined in Rule 902 of Regulation S. The Buyer is not acquiring the PIPE Shares or the Additional Shares for the account or benefit of any U.S. person as defined in Rule 902 of Regulation S or with a view to distribution. The Buyer was not formed for the purpose of acquiring the PIPE Shares or the Additional Shares. No subscription, application or agreement in connection with the PIPE Shares or the Additional Shares was executed or delivered by the Buyer in the United States.”

(d) Section 4.06 of the Share Purchase Agreement shall hereby be amended and restated in its entirety as follows:

“Section 4.06 Securities Law Compliance. The Buyer understands that the PIPE Shares and the Additional Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act. The Buyer understands that until registered under an effective registration statement, the PIPE Shares of the Company (or the Converted Shares upon conversion) and the Additional Shares of PubCo may not be resold, transferred, pledged or otherwise disposed of by the Buyer absent an effective registration statement under the Securities Act except (i) with respect to the PIPE Shares, to the Company or a subsidiary thereof, with respect to the Subject Shares, to PubCo or a subsidiary thereof, (ii) to non-U.S. persons as defined in Rule 902 of Regulation S pursuant to offers and sales that occur outside the United States within the meaning of Regulation S under the Securities Act or (iii) pursuant to another applicable exemption from the registration requirements of the Securities Act, and in each of cases (i) and (iii) in accordance with any applicable securities laws of the states and other jurisdictions of the United States, and that any certificates (if any) or any book-entry shares representing the PIPE Shares and the Additional Shares shall contain a legend or restrictive notation to such effect. The Buyer understands and agrees that the PIPE Shares and the Additional Shares, until registered under an effective registration statement, will be subject to transfer restrictions and, as a result of these transfer restrictions, the Buyer may not be able to readily resell the PIPE Shares or the Additional Shares and may be required to bear the financial risk of an investment in the PIPE Shares for an indefinite period of time. The Buyer understands that it has been advised to consult legal counsel prior to making any offer, resale, pledge or transfer of any of the PIPE Shares or the Additional Shares. The Buyer understands that, because the Company is a shell corporation, the Buyer will not be eligible to use Rule 144 promulgated under the Securities Act for at least one year after “Form 10” information relating to the Merger has been filed with the SEC. The Buyer understands that the PIPE Shares and the Additional Shares will be issued in book entry form.”

(e) Section 4.07 of the Share Purchase Agreement shall hereby be amended and restated in its entirety as follows:

“Section 4.07 Risks of Investment.

(a)	The Buyer acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the PIPE Shares and the Additional Shares, including those set forth in the Company’s filings or PubCo’s filings with the SEC, as applicable. The Buyer is able to fend for itself in the transactions contemplated herein and has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the PIPE Shares and the Additional Shares, and the Buyer has sought such accounting, legal and tax advice as the Buyer has considered necessary to make an informed investment decision. Alone, or together with any professional advisor(s), the Buyer has considered the risks of an investment in the PIPE Shares and the Additional Shares and determined that the PIPE Shares and the Additional Shares are a suitable investment for the Buyer and that the Buyer is able at this time and in the foreseeable future to bear the economic risk of a total loss of the Buyer’s investment in the Company or PubCo, as applicable.

(b)	The Buyer acknowledges specifically that a possibility of total loss exists. In making its decision to purchase the PIPE Shares and the Additional Shares, the Buyer has relied solely upon independent investigation made by the Buyer and the representations and warranties of the Company and PubCo set forth herein. Without limiting the generality of the foregoing, the Buyer has not relied on any projections or forecasts of future results of operations. Buyer acknowledges and agrees that Buyer had access to, and an adequate opportunity to review, financial and other information as Buyer deems necessary in order to make an investment decision with respect to the PIPE Shares and the Additional Shares.

(c)	The Buyer understands and agrees that no federal or state agency has passed upon or endorsed the merits of this offering of the PIPE Shares and the Additional Shares or made any findings or determination as to the fairness of this investment or the accuracy or adequacy of the information provided to the Buyer.”

(f) The introduction of Section 5.01 of the Share Purchase Agreement shall hereby be amended and restated in its entirety as follows:

“PubCo hereby agrees with the Buyer or its permitted transferees (collectively, the “Holders”) that with respect to the Converted Shares, at any time after the Merger Closing, and with respect to the Additional Shares, at any time after the delivery of such Additional Shares, if and only if the Subject Shares have not been registered in the Registration Statement, PubCo shall, within forty-five (45) days of receipt of such written notice (the “Demand Notice”), file a registration statement under the Securities Act providing for the proposed resale of such Subject Shares (the “Requested Shares”), all to the extent requisite to permit the sale or other disposition by the prospective seller or sellers of the Requested Shares; provided that PubCo shall not be obligated to effect any such registration under any one of the following conditions:”

(g) Section 5.01(e) of the Share Purchase Agreement shall hereby be amended and restated in its entirety as follows:

“PubCo shall not be required to register any shares pursuant to this Section 5.01 or Section 5.02 which are not Registrable Shares. “Registrable Shares” shall mean the Subject Shares, provided, however, that ordinary shares will cease to be Registrable Shares when (A) they have been effectively registered under the Securities Act and disposed of in accordance with the registration statement covering them or disposed of pursuant to Rule 144, (B) they are or may be freely traded without registration pursuant to Rule 144, or (C) they have been otherwise transferred and new certificates for them not bearing a restrictive legend have been issued by PubCo and PubCo shall not have “stop transfer” instructions against them.”

(h) The first sentence of Section 5.02 of the Share Purchase Agreement shall hereby be amended and restated in its entirety as follows:

“PubCo hereby agrees with the Holders that at any time after the Merger Closing, if PubCo shall determine to proceed with the preparation and filing of a new registration statement under the Securities Act in connection with a proposed offer and sale of any of its securities by it or any of its security holders other than a registration statement on Form F-4, F-8 or other limited purpose form, if and only if the Subject Shares have not been registered in the Registration Statement, PubCo will give written notice of its determination to all Holders.”

(i) The second sentence of Section 5.02 of the Share Purchase Agreement shall hereby be amended and restated in its entirety as follows:

“Upon the written request from any Holders (the “Requesting Piggyback Holders”), within 10 days after their receipt of any such notice from PubCo, PubCo will, except as herein provided, cause all of the Subject Shares covered by such request (the “Requested Piggyback Shares”) held by the Requesting Piggyback Holders to be included in such registration statement, all to the extent requisite to permit the sale or other disposition by the prospective seller or sellers of the Requested Piggyback Shares.”

(j) The fourth sentence of Section 5.02 of the Share Purchase Agreement shall hereby be amended and restated in its entirety as follows:

“In such event, the Requesting Piggyback Holders shall, if requested by the underwriters, execute an underwriting agreement containing customary representations and warranties by selling shareholders; provided, that the representations by the Requesting Piggyback Holders shall be limited to matters relating to its ownership or the Subject Shares being registered and related matters”

(k) The last sentence of Section 5.03 of the Share Purchase Agreement shall hereby be amended and restated in its entirety as follows:

“Failure to do so will at minimum result in exclusion of such Holders’ Subject Shares from the registration statement.”

(l) The last sentence of Section 5.04(b) of the Share Purchase Agreement shall hereby be amended and restated in its entirety as follows:

“Fees and disbursements of counsel and accountants for the Holders and any other expenses incurred by the Holders not expressly included above, including any underwriting discounts and selling commissions or other amounts payable to underwriter(s) or broker(s) in connection with the sale or disposition of the Holders’ Subject Shares, shall be borne by the Holders or the applicable Holders (as the case may be) on a pro rata basis.”

(m) The introduction of Section 4.09 of the Share Purchase Agreement shall hereby be amended and restated in its entirety as follows:

“To the best of the Buyer’s knowledge, none of: (i) the Buyer; (ii) any person controlling or controlled by the Buyer; (iii) any person having a beneficial interest in the Buyer; or (iv) any person for whom the Buyer is acting as agent or nominee in connection with the purchase of the PIPE Shares or the Additional Shares:”

(n) Section 7.09 of the Share Purchase Agreement shall hereby be amended and restated in its entirety as follows:

“Section 7.09 Further Assurances. If at any time any of the parties hereto shall consider or be advised that any further documents or actions are necessary or desirable to vest, perfect or confirm of record or otherwise the rights, title or interest in or to the PIPE Shares or the Additional Shares or under or otherwise pursuant to this Agreement, the parties hereto shall execute and deliver such further documents or take such actions and provide all assurances and to take and do all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title and interest in or to the PIPE Shares or the Additional Shares or under or otherwise pursuant to this Agreement”

2. Effectiveness of Amendment. Upon the execution and delivery hereof, the Share Purchase Agreement shall thereupon be deemed to be amended as set forth herein and with the same effect as if the amendments made hereby were originally set forth in the Share Purchase Agreement, and this Amendment and the Share Purchase Agreement shall henceforth respectively be read, taken and construed as one and the same instrument, but such amendments shall not operate so as to render invalid or improper any action heretofore taken under the Share Purchase Agreement. Upon the effectiveness of this Amendment, each reference in the Share Purchase Agreement to “this Agreement,” “hereof,” “hereunder” or words of like import referring to the Share Purchase Agreement shall refer to the Share Purchase Agreement as amended by this Amendment.

3. General Provisions

(a) Miscellaneous. This Amendment may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties hereto and delivered to the other parties, it being understood that all parties need not sign the same counterpart. This Amendment may be executed and delivered by facsimile or PDF transmission. The terms of Article 7 of the Share Purchase Agreement shall apply to this Amendment, as applicable.

(b) Share Purchase Agreement in Effect. Except as specifically and explicitly provided for in this Amendment, the Share Purchase Agreement shall remain unmodified and in full force and effect.

IN WITNESS WHEREOF, the undersigned have executed this Amendment as of the date set forth on the first page of this Amendment.

Blue World Acquisition Corporation

By:	/s/ Liang Shi
Name:	Liang Shi
Title:	Chief Executive Officer and Director

TOYO Co., Ltd

By:	/s/ RYU Junsei
Name:	RYU Junsei
Title:	Director

NOTAM Co., Ltd.

By:	/s/ Miki Harada
Name:	Miki Harada
Title:	Representative Director

Address:	2-25-22-204, Kohinata,
Bun kyo-ku, Tokyo, Japan

[Signature Page to the Amendment to Share Purchase Agreement]

Exhibit 10.2

Earnout Equities Vesting Agreement

This Earnout Equities Vesting Agreement is made as of June 29, 2024 (this “Agreement”) by and among Blue World Acquisition Corporation, a Cayman Islands exempted company ( “SPAC”), Blue World Holdings Limited, a Hong Kong private company limited by shares (the “Sponsor”), TOYO Co., Ltd, a Cayman Islands exempted company (“PubCo”), TOYOone Limited, a Cayman Islands exempted company (“Merger Sub”), TOPTOYO INVESTMENT PTE. LTD., a Singapore private company limited by shares, Vietnam Sunergy Cell Company Limited, a Vietnamese company, Vietnam Sunergy Joint Stock Company, a Vietnam joint stock company, Fuji Solar Co., Ltd, a Japanese company, WA Global Corporation, a Cayman Islands exempted company (“WAG”), Belta Technology Company Limited, a Cayman Islands exempted company (“Belta”), and BestToYo Technology Company Limited, a Cayman Islands exempted company (“BestTOYO,” and together with WAG and Belta, the “Shareholders”). Capitalized terms used but not defined in this Agreement shall have the meaning ascribed to such terms in the Merger Agreement (as defined below), and this Agreement shall be interpreted, construed and applied in accordance with the rules of construction set forth in Section 1.3 of the Merger Agreement (as defined below).

WHEREAS, the parties hereto (other than Sponsor) are parties to that certain Agreement and Plan of Merger dated August 10, 2023, as amended on December 6, 2023, February 2, 2024 and February 29, 2024 (as the same may be further amended, restated or supplemented, the “Merger Agreement”) pursuant to which SPAC shall merge with and into Merger Sub, with Merger Sub continuing as the surviving company (the “Merger”), as a result of which, among others, all of the issued and outstanding securities of SPAC immediately prior to the Merger Effective Time shall no longer be outstanding and shall automatically be cancelled, in exchange for the right of the holders thereof to receive substantially equivalent securities of PubCo, in each case, upon the terms and subject to the conditions set forth in the Merger Agreement and in accordance with the provisions of the Cayman Companies Act and other applicable laws;

WHEREAS, pursuant to Article IV of the Merger Agreement, the Earnout Shares held by the Shareholders are subject to certain surrender provisions set forth in the Merger Agreement, and pursuant to the Merger Agreement the Shareholders shall deposit the Earnout Shares enter into an escrow agreement, effective as of the Merger Effective Time, pursuant to which, at the Merger Closing, the Shareholders shall deposit with the Escrow Agent the Earnout Shares in a segregated escrow account (such contemplated transactions, the “Shareholder Earn-out”);

WHEREAS, in connection with the Agreement and Plan of Merger, SPAC, the Sponsor and PubCo entered into a certain Sponsor Support Agreement dated August 10, 2023 (as the same may be further amended, restated or supplemented, the “Sponsor Support Agreement”), pursuant to which, certain SPAC Class B Ordinary Shares (including SPAC Class A Ordinary Shares issuable upon conversion of such SPAC Class B Ordinary Shares) held by Sponsor are subject to forfeiture and cancellation at the Merger Effective Time, as determined in accordance with the terms and conditions set forth in the Sponsor Support Agreement (such contemplated transactions, the “Sponsor Earn-out”);

WHEREAS, pursuant to the Sponsor Support Agreement, the Sponsor may, prior to the Merger Closing and at its discretion, subscribe for additional SPAC Class A Ordinary Shares or surrender certain SPAC Class B Ordinary Shares to satisfy certain obligations of the Sponsor, as set forth in the Sponsor Support Agreement (such contemplated transactions, the “Sponsor Shortfall Backstop”); and

WHEREAS, in light of certain developments following execution of the Merger Agreement and the Sponsor Support Agreement, the parties hereto, representing the parties necessary to amend (i) the Merger Agreement pursuant to Section 13.11 thereof; and (ii) the Sponsor Support Agreement pursuant to Section 6.6 thereof, intend to amend the terms of the Shareholder Earn-out, the Sponsor Earn-out, and the Sponsor Shortfall Backstop, respectively, as set forth in this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:

1.	Vesting of Certain Sponsor Earnout Equities. Immediately prior to the Merger Closing, all Sponsor Earnout Equities (as defined in the Sponsor Support Agreement) shall become fully vested and shall cease being subject to any surrender or cancellation provision set forth in Section 4.8 or Section 4.9 of the Sponsor Support Agreement.

2.	No obligations of Subscriptions or Surrender of Additional Shares. The parties acknowledge and agree that Sponsor will not subscribe for any additional SPAC Class A Ordinary Shares or surrender any additional SPAC Class B Ordinary Shares prior to the Merger Closing.

3.	Deposit Shareholder Earnout Shares. Notwithstanding anything to the contrary in the Merger Agreement, the parties hereto acknowledge and agree that the Shareholders may deposit with the Escrow Agent the Earnout Shares in a segregated escrow account promptly following the Merger Closing pursuant to an escrow agreement with an effective date later than the Merger Effective Date.

4.	Entire Agreement. This Agreement constitutes the entire agreement among the parties hereto relating to the subject matter hereof and the transactions contemplated hereby and supersedes any other agreements, whether written or oral, that may have been made or entered into by or between any of the parties hereto relating to the subject matter hereof or the transactions contemplated hereby.

5.	Governing Law. This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the Laws of the State of New York, without giving effect to principles or rules of conflict of Laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.

2

6.	Jurisdiction; Arbitration. Any proceeding or Action based upon, arising out of or related to this Agreement or the transactions contemplated hereby shall be referred to and finally resolved by arbitration administered by the Hong Kong International Arbitration Centre (HKIAC) under the HKIAC Administered Arbitration Rules in force when the notice of arbitration is submitted. The number of arbitrators shall be three. The arbitration proceedings shall be conducted in English. The law of this arbitration clause shall be Hong Kong Law. The arbitration award shall be final and binding on the parties hereto and the parties hereto undertake to carry out any award without delay. A request by a party hereto to a court of competent jurisdiction for interim measures necessary to preserve such party’s rights, including pre-arbitration attachments or injunctions, shall not be deemed incompatible with, or a waiver of, this agreement to arbitrate.

7.	WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY IRREVOCABLY WAIVES THE RIGHT TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION, DISPUTE, CLAIM, LEGAL ACTION OR OTHER LEGAL PROCEEDING BASED HEREON, OR ARISING OUT OF, UNDER, OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

8.	Enforcement. The parties hereto agree that irreparable damage could occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to specific enforcement of the terms and provisions of this Agreement, in addition to any other remedy to which any party is entitled at Law or in equity. In the event that any Action shall be brought in equity to enforce the provisions of this Agreement, no party hereto shall allege, and each party hereto hereby waives the defense, that there is an adequate remedy at Law, and each party hereto agrees to waive any requirement for the securing or posting of any bond in connection therewith.

[Signature Page Follows]

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IN WITNESS WHEREOF the parties have hereunto caused this Agreement to be duly executed as of the date first above written.

Blue World Acquisition Corporation

By:	/s/ Liang Shi
Name:	Liang Shi
Title:	Chief Executive Officer and Director

Blue World Holdings Limited

By:	/s/ Liang Shi
Name:	Liang Shi
Title:	Director

[Signature Page to Earnout Equities Vesting Agreement]

IN WITNESS WHEREOF the parties have hereunto caused this Agreement to be duly executed as of the date first above written.

TOYO Co., Ltd

By:	/s/ RYU Junsei
Name:	RYU Junsei
Title:	Director

TOPTOYO INVESTMENT PTE. LTD.

By:	/s/ RYU Junsei
Name:	RYU Junsei
Title:	Director

TOYOone Limited

By:	/s/ RYU Junsei
Name:	RYU Junsei
Title:	Director

Vietnam Sunergy Cell Company Limited

By:	/s/ RYU Junsei
Name:	RYU Junsei
Title:	Company Chairman

[Signature Page to Earnout Equities Vesting Agreement]

IN WITNESS WHEREOF the parties have hereunto caused this Agreement to be duly executed as of the date first above written.

Fuji Solar Co., Ltd

By:	/s/ RYU Junsei
Name:	RYU Junsei
Title:

Vietnam Sunergy Joint Stock Company

By:	/s/ RYU Junsei
Name:	RYU Junsei
Title:	Chairman of Board of Management

WA Global Corporation

By:	/s/ RYU Junsei
Name:	RYU Junsei
Title:	Director

Belta Technology Company Limited

By:	/s/ CAI Jianfeng
Name:	CAI Jianfeng
Title:	Director

BestToYo Technology Company Limited

By:	/s/ RYU Junsei
Name:	RYU Junsei
Title:	Director

[Signature Page to Earnout Equities Vesting Agreement]